UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 17th Floor New York, NY 10021 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,229
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,229
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,625,229
	8	SHARED VOTING POWER 2,625,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,229
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,229
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value (the “Common Stock”), of Genomic Health, Inc. a Delaware corporation (the “Company”), whose principal executive offices are located at 301 Penobscot Drive, Redwood City, California 94063.

Item 2. Identity and Background.

This statement is being filed by Julian C. Baker and Felix J. Baker (each, a “Reporting Person”), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:

Name	Business Address	Present Principal Occupation
Julian C. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)
Felix J. Baker	667 Madison Avenue New York, NY 10021	Managing Member, Baker Bros. Advisors, LLC (an entity engaged in investment activities)

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The funds used to purchase the shares of Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

Item 4. Purpose of Transaction.

The entities referred to in Item 5 below acquired the shares of Common Stock set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company’s business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Page 4 of 9 Pages

Julian C. Baker is a Director of the Company.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock heldas of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 24,529,214 shares outstanding, as reported on the Company’s SEC Form 10Q filed on November 14, 2006.

		Percent of class
Name	Number of Shares	Outstanding
Baker Bros. Investments, L.P.	173,897	0.7%
Baker Bros. Investments II, L.P.	15,949	0.1%
Baker Biotech Fund I, L.P.	524,589	2.1%
Baker Brothers Life Sciences, L.P.	1,516,006	6.2%
14159, L.P.	31,385	0.1%
Baker/Tisch Investments, L.P.	189,506	0.8%
FBB Associates	173,897	0.7%
Total	2,625,229	10.7%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

Page 5 of 9 Pages

Name	Date	Number of Shares	Transaction	Price/ Share
14159, L.P.	12/1/2006	10,235	Purchase	20.4106
Baker Biotech Fund I, L.P.	12/1/2006	111,763	Purchase	20.4106
Baker Brothers Life Sciences, L.P.	12/1/2006	312,103	Purchase	20.4106
Baker/ Tisch Investments, L.P.	12/1/2006	5,860	Purchase	20.4106
14159, L.P.	12/1/2006	100	Purchase	18.9883
Baker Biotech Fund I, L.P.	12/1/2006	1,093	Purchase	18.9883
Baker Brothers Life Sciences, L.P.	12/1/2006	3,050	Purchase	18.9883
Baker/ Tisch Investments, L.P.	12/1/2006	57	Purchase	18.9883
14159, L.P.	12/1/2006	109	Purchase	18.9511
Baker Biotech Fund I, L.P.	12/1/2006	1,194	Purchase	18.9511
Baker Brothers Life Sciences, L.P.	12/1/2006	3,334	Purchase	18.9511
Baker/ Tisch Investments, L.P.	12/1/2006	63	Purchase	18.9511
14159, L.P.	12/1/2006	533	Purchase	20.7890
Baker Biotech Fund I, L.P.	12/1/2006	5,828	Purchase	20.7890
Baker Brothers Life Sciences, L.P.	12/1/2006	16,273	Purchase	20.7890
Baker/ Tisch Investments, L.P.	12/1/2006	306	Purchase	20.7890
14159, L.P.	12/1/2006	1,512	Purchase	19.0000
Baker Biotech Fund I, L.P.	12/1/2006	16,512	Purchase	19.0000
Baker Brothers Life Sciences, L.P.	12/1/2006	46,110	Purchase	19.0000
Baker/ Tisch Investments, L.P.	12/1/2006	866	Purchase	19.0000
14159, L.P.	12/4/2006	306	Purchase	20.3849
Baker Biotech Fund I, L.P.	12/4/2006	3,336	Purchase	20.3849
Baker Brothers Life Sciences, L.P.	12/4/2006	9,316	Purchase	20.3849
Baker/ Tisch Investments, L.P.	12/4/2006	175	Purchase	20.3849
14159, L.P.	12/4/2006	790	Purchase	20.7789
Baker Biotech Fund I, L.P.	12/4/2006	8,644	Purchase	20.7789
Baker Brothers Life Sciences, L.P.	12/4/2006	24,137	Purchase	20.7789
Baker/ Tisch Investments, L.P.	12/4/2006	454	Purchase	20.7789
14159, L.P.	12/5/2006	2,295	Purchase	22.5462
Baker Biotech Fund I, L.P.	12/5/2006	25,071	Purchase	22.5462
Baker Brothers Life Sciences, L.P.	12/5/2006	70,010	Purchase	22.5462
Baker/ Tisch Investments, L.P.	12/5/2006	1,315	Purchase	22.5462
14159, L.P.	12/6/2006	1,120	Purchase	21.5823
Baker Biotech Fund I, L.P.	12/6/2006	12,237	Purchase	21.5823
Baker Brothers Life Sciences, L.P.	12/6/2006	34,173	Purchase	21.5823
Baker/ Tisch Investments, L.P.	12/6/2006	642	Purchase	21.5823
Baker Bros. Investments II, L.P.	2/12/2007	49	Purchase	17.8925
14159, L.P.	2/12/2007	691	Purchase	17.8925
Baker Biotech Fund I, L.P.	2/12/2007	8,039	Purchase	17.8925
Baker Brothers Life Sciences, L.P.	2/12/2007	21,742	Purchase	17.8925
Baker/ Tisch Investments, L.P.	2/12/2007	449	Purchase	17.8925
Baker Bros. Investments II, L.P.	2/13/2007	373	Purchase	18.2575
14159, L.P.	2/13/2007	5,323	Purchase	18.2575
Baker Biotech Fund I, L.P.	2/13/2007	61,735	Purchase	18.2575
Baker Brothers Life Sciences, L.P.	2/13/2007	166,962	Purchase	18.2575
Baker/ Tisch Investments, L.P.	2/13/2007	3,445	Purchase	18.2575
14159, L.P.	2/14/2007	5	Purchase	18.4300
Baker Biotech Fund I, L.P.	2/14/2007	52	Purchase	18.4300
Baker Brothers Life Sciences, L.P.	2/14/2007	140	Purchase	18.4300
Baker/ Tisch Investments, L.P.	2/14/2007	3	Purchase	18.4300
Baker Bros. Investments II, L.P.	2/14/2007	157	Purchase	18.3600
14159, L.P.	2/14/2007	2,237	Purchase	18.3600
Baker Biotech Fund I, L.P.	2/14/2007	25,957	Purchase	18.3600
Baker Brothers Life Sciences, L.P.	2/14/2007	70,200	Purchase	18.3600
Baker/ Tisch Investments, L.P.	2/14/2007	1,449	Purchase	18.3600
Baker Bros. Investments II, L.P.	2/16/2007	1	Purchase	18.4300
14159, L.P.	2/16/2007	19	Purchase	18.4300
Baker Biotech Fund I, L.P.	2/16/2007	212	Purchase	18.4300
Baker Brothers Life Sciences, L.P.	2/16/2007	574	Purchase	18.4300
Baker/ Tisch Investments, L.P.	2/16/2007	12	Purchase	18.4300
Baker Bros. Investments II, L.P.	2/16/2007	55	Purchase	18.5432
14159, L.P.	2/16/2007	792	Purchase	18.5432
Baker Biotech Fund I, L.P.	2/16/2007	9,184	Purchase	18.5432
Baker Brothers Life Sciences, L.P.	2/16/2007	24,838	Purchase	18.5432
Baker/ Tisch Investments, L.P.	2/16/2007	513	Purchase	18.5432

Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as reported herein, neither of the Reporting Persons has any express contracts, arrangements or understandings with any other Reporting Person with respect to the securities of the Company. Except as set forth in Item 7 below, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Agreement regarding the joint filing of this statement.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2007

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 8 of 9 Pages

EXHIBIT 1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

February 22, 2007

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker

Page 9 of 9 Pages